Exhibit (a)(1)(P)

Re: Important Information Regarding Equity Exchange Offer

Dear [Name]:

We received your electronic election to participate in the exchange offer under the equity exchange program but did not receive a signed copy of your election confirmation by 5:00 p.m., U.S. Eastern Time, on August 18, 2009. Since your primary work location is outside of the United States, in addition to submitting your electronic election on the exchange offer website, you were required to provide Genworth with a signed copy of your election confirmation before the offering period closed in order for your election to be properly completed and submitted.

Your stock options were not considered tendered in the exchange offer and will remain outstanding pursuant to their original terms and conditions.

Sincerely,

Matt Arnold